                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)(1)

                              OWENS-ILLINOIS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   690768-40-3
                                 (CUSIP Number)


(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  690768-40-3                  13G            PAGE   2   OF   9   PAGES
         ---------------------                              -----    -----

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

             OII ASSOCIATES, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       34,920,000
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      34,920,000
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             34,920,000
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             29.0%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

CUSIP No.  690768-40-3                  13G            PAGE   3   OF   9   PAGES
         ---------------------                              -----    -----

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

             KKR PARTNERS II, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       848,600
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      848,600
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             848,600
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0.7%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

CUSIP No.  690768-40-3                  13G            PAGE   4   OF   9   PAGES
         ---------------------                              -----    -----

   1.     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

             OII ASSOCIATES II, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       231,400
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      231,400
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             231,400
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0.2%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

ITEM 1.

        (a)    NAME OF ISSUER:

                      Owens-Illinois, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      One SeaGate
                      Toledo, Ohio 43666

ITEM 2.

        (a)    NAME OF PERSONS FILING:

                      OII Associates, L.P.
                      KKR Partners II, L.P.
                      OII Associates II, L.P.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      c/o Kohlberg Kravis Roberts & Co.
                      9 West 57th Street
                      New York, New York 10019

        (c)    CITIZENSHIP:

                      OII Associates, L.P. -- Delaware
                      KKR Partners II, L.P. -- Delaware
                      OII Associates II, L.P. -- Delaware

        (d)    TITLE OF CLASS OF SECURITIES:

                      Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

                      690768-40-3

ITEM 3. Not applicable

ITEM 4. OWNERSHIP
        (a)    AMOUNT BENEFICIALLY OWNED:

                      KKR Associates, L.P., a New York limited partnership, is the sole general partner of OII Associates, L.P., a Delaware limited partnership, OII Associates II, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of Owens-Illinois, Inc. common stock beneficially owned by OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. As of December 31, 1996, (i) OII



                                Page 5 of 9 pages

                      Associates, L.P. was the record owner of 34,920,000 shares of common stock of Owens-Illinois, Inc.; (ii) OII Associates II, L.P. was the record owner of 231,400 shares of common stock of Owens-Illinois, Inc.; and (iii) KKR Partners II, L.P. was the record owner of 848,600 shares of common stock of Owens-Illinois, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of Owens-Illinois, Inc. that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

        (b)    PERCENT OF CLASS:

                      See Item 11 of each cover page.

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                             See Item 5 of each cover page.

               (ii)   Shared power to vote or to direct the vote:

                             See Item 6 of each cover page.

               (iii)  Sole power to dispose or to direct the disposition of:

                             See Item 7 of each cover page.

               (iv)   Shared power to dispose or to direct the disposition of:

                             See Item 8 of each cover page.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               See Item 4 above.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


                                Page 6 of 9 pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. are Delaware limited partnerships, the sole general partner of each of which is KKR Associates, L.P., a New York limited partnership. As the sole general partner of each of OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P., KKR Associates, L.P. may be deemed to be the beneficial owner of the securities held by such limited partnerships. OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. may be deemed to be a group in relation to their respective investments in Owens-Illinois, Inc. OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. do not affirm the existence of a group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               Not applicable.


                                Page 7 of 9 pages

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                              OII ASSOCIATES, L.P.

                              By:    KKR ASSOCIATES, L.P.
                              Its:   General Partner


                                     By: /s/ Edward A. Gilhuly
                                         ---------------------------
                                     Name:       Edward A. Gilhuly
                                     Title:      General Partner



                              OII ASSOCIATES II, L.P.

                              By:    KKR ASSOCIATES, L.P.
                              Its:   General Partner


                                     By: /s/ Edward A. Gilhuly
                                         ---------------------------
                                     Name:       Edward A. Gilhuly
                                     Title:      General Partner


                              KKR PARTNERS II, L.P.

                              By:    KKR ASSOCIATES, L.P.
                              Its:   General Partner


                                     By: /s/ Edward A. Gilhuly
                                         ---------------------------
                                     Name:       Edward A. Gilhuly
                                     Title:      General Partner



                                Page 8 of 9 pages

                                    EXHIBITS


Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of OII Associates, L.P., KKR Partners II, L.P. and OII Associates II, L.P.
            filed on February 14, 1992).



                                Page 9 of 9 pages